BRADESCO BAC FLORIDA INVESTMENTS CORP.
(S.E.C I.D. No. 8-37483)

STATEMENT OF FINANCIAL CONDITION
December 31, 2022

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BRADESCO BAC FLORIDA INVESTMENTS CORP.

FINANCIAL STATEMENTS CONDITION

December 31, 2022

TABLE OF CONTENTS



KPMG LLP
Brickell City Center, Suite 1200
78 SW 7 Street
Miami, FL 33130

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Bradesco BAC Florida Investments Corp.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bradesco BAC Florida Investments Corp. (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2021.

Miami, Florida
March 28, 2023

ASSETS

Cash and due from banks	$	2,918,440
Deposits with clearing firm		2,517,470
Trailer fee receivable		468,269
Due from affiliates		212,615
Fixed assets, net		39,453
Deferred tax asset		136,839
Prepaid expenses and other assets		455,481
Total assets	$	6,748,567

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	1,473,113
Accrued commissions and other payables		14,460
Due to affiliates		922,583
Total liabilities		2,410,156

Stockholder's Equity:

Common stock, $1 par value; 100,000 shares	
authorized, issued and outstanding	100,000
Additional paid in capital	2,411,014
Retained earnings	1,827,397
Stockholder's equity	4,338,411

Total liabilities and stockholder's equity	$	6,748,567

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Effective February 26, 2021, BAC Florida Investments Corp.'s legal name has changed to Bradesco BAC Florida Investments Corp. (the "Company"). Effective March 20, 2023 the Company changed its name to Bradesco Investments Corp. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is 100% owned by Bradesco BAC Florida Bank ("Parent Company"). The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully disclosed basis through Pershing LLC ("Pershing"), a subsidiary of The Bank of New York Mellon Company. Bradesco BAC Florida Investments Corp. is approved to operate as a broker-dealer in the following states since the corresponding effective dates:

US States & Territories	Effective Date
Florida	10/28/1987
New York	07/08/1991
Georgia	12/12/2017
Delaware	03/08/2018
North Carolina	12/05/2019
Texas	01/23/2020
District of Columbia	08/20/2021
Massachusettes	03/30/2022
New Jersey	07/08/2022
Tennessee	08/18/2022
Maryland	09/01/2022
Colorado	09/07/2022

The Company's minimum net capital requirement pursuant to SEA Rule 15c3-1(a)(2)(iii) is $100,000.

Cash and Cash Equivalents: Cash and cash equivalents consists primarily of cash held with its Parent Company, clearing firm, and deposits with other financial institutions, all of which have original maturities of 90 days or less.

Deposits with Clearing Firm: Deposits with clearing firm consist of restricted cash disclosed in Note 2 and amounts due from and payable to the clearing firm for fees and commissions.

Fixed Assets: Leasehold improvements, computers and software and furniture and equipment are recorded at historical cost, net of accumulated amortization and depreciation. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Computers and software, as well as furniture and equipment, are depreciated over a period of three to five years.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition: The Company has identified commissions and trailer fees as its most significant revenue streams. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Trailer fees are estimated and accrued for every month based on the actual receipt of trailer fees from the prior quarter. The receivable associated to accrued trailer fees is generally settled on a quarterly basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with Pershing LLC, its clearing firm, the Company has agreed to indemnify its clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts.

At December 31, 2022, there were no margin accounts that were not fully secured by marketable securities under customary margin requirements. As a result, the Company did not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. Unsettled customer trades amounted to $67,526 at December 31, 2022.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note.

Concentrations of Credit Risk: During 2022, the Company had concentrations of credit risk with depository institutions in the form of bank accounts and clearing deposits. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions. Amounts due from depository institutions and the clearing firm at December 31, 2022 were $5,435,910.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe that such matters will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of the Parent Company follows the pro rata method of allocating the U.S. and State consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. and State taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2022.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2019.

Leases: Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases are recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. These amounts are determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate as of the date of adoption.

Recently Issued Accounting Pronouncements: There are no recently issued accounting pronouncements that would materially impact the Company's financial statements and related disclosures.

NOTE 2 - FULLY DISCLOSED CLEARING AGREEMENT

The Company has a fully disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a minimum deposit balance in an account maintained by Pershing. At December 31, 2022, the Company had $500,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice. This deposit is included in the balance of deposits with clearing firm in the statement of financial condition.

NOTE 3 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The carrying amounts of financial assets in the statement of financial condition approximate their estimated fair value because of their short maturity. Cash and due from banks and deposits with clearing firm amounting to $5,435,910 at December 31, 2022 are considered Level 1 inputs. There are no financial liabilities on the statement of financial condition at December 31, 2022.

(Continued)

NOTE 4 - INCOME TAXES

The Florida corporate income tax rate was temporarily reduced for taxable years beginning before January 1, 2022. The tax rate returned to 5.5% for taxable years beginning on or after January 1, 2022.

The remeasurement of our deferred tax assets/liabilities for the state corporate rate reduction was not material for the Company.

As of December 31, 2022, the Company had a net deferred tax asset as follow:

Deferred tax asset		
Deferred compensation	$	120,940
Depreciation expense		15,899
Deferred tax asset	$	136,839

No valuation allowance was considered necessary at December 31, 2022.

NOTE 5 - RELATED PARTIES

Balances with related parties included in the balance sheet and statement of operations at and for the year ended December 31, 2022:

Assets		
Cash and due from banks	$	117,670
Due from affiliates		212,615
Deferred tax asset		136,839
Prepaid expenses and other assets		176,663
	$	643,787
Liabilities		
Due to affiliates	$	922,583

Cash and due from banks represents cash maintained in a demand deposit account with the Parent. The Company has entered into reciprocal service agreements with its Parent Company and affiliates. The Company is a wholly owned subsidiary of its Parent Company and operating results may differ from those that may exist if the Company operated as a stand-alone entity. In exchange for services, the Company pays fees or receives allocation reimbursements from its Parent Company and/or affiliates, which cover costs such as salaries and benefits, technology and occupancy. Due to affiliates represents amounts the Company owes its Parent Compnay and/or affiliates and due from affiliates represents amounts owed to the Company from Its Parent Company or affiliates for such services per these service agreements.

Deferred tax asset consists primarily of balances related to tax benefits used by the Parent Company on the consolidated tax return and tax overpayment which the Company is entitled to.

NOTE 6 - RESERVE AND POSSESSION OR CONTROL REQUIREMENTS

The Company claims an exemption from 17 C.F.R.240.15c3-3(k) under Rule 15c3-3, paragraph (k)(2)(ii) "the exemption provisions" and met the exemption provisions throughout the most recent fiscal year January 1, 2022 to December 31, 2022 without exception.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2022. At December 31, 2022, the Company's net capital as defined by Rule 15c3-1 totaled $3,025,643 which was $2,864,966 in excess of its net capital requirement of $160,677. The Company's aggregate indebtedness to net capital ratio was .80 to 1 at December 31, 2022.

NOTE 9 - LEASES

<u>Lease Arrangements</u>: The Company enters into leases in the normal course of business primarily for its operating premises. The Company's operating leases expired during 2022. As such, the right-of-use assets and lease liabilities are both $0 at December 31, 2022, and there are no future lease obligations.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through March 28, 2023, the date the financial statements were available for issuance. No material subsequent events were identified.